FOR IMMEDIATE RELEASE

Contact:    Hudson River Bancorp, Inc.                SFS Bancorp, Inc.
            Carl A. Florio                            Joseph H. Giaquinto
            President & CEO                           President & CEO
            Timothy E. Blow                           David A. Jurczynski
            Chief Financial Officer                   Chief Financial Officer
            518-828-4600                              518-395-2300

       HUDSON RIVER BANCORP, INC. AND SFS BANCORP, INC. ANNOUNCE MERGER


      HUDSON, NEW YORK, May 17, 1999. Hudson River Bancorp, Inc. ("Hudson") (Nasdaq National Market "HRBT"), the holding company for Hudson River Bank & Trust Company, and SFS Bancorp, Inc. ("SFS") (Nasdaq National Market "SFED"), the holding company for Schenectady Federal Savings Bank, today announced the execution of a definitive agreement providing for the merger of SFS into Hudson. The transaction is valued at approximately $32 million.

      In the transaction, SFS shareholders will receive $25.10 in cash for each share of SFS common stock. The transaction is subject to the approval of the shareholders of SFS as well as banking regulators, and is expected to close in the third quarter of this year. The transaction is expected to be accretive to Hudson's earnings per share and return on stockholders' equity in the first full year of combined operations. SFS has granted a 19.9% stock option to Hudson in connection with this agreement.

     "This acquisition enables Hudson River Bank & Trust Company to expand in the Schenectady market, and it compliments our existing Capital District presence," noted Carl A. Florio, President and CEO of Hudson. "We view this as an opportunity to enhance shareholder value and to continue our growth strategy. We look forward to continuing the fine service Schenectady Federal has provided to its customers."

      "We are extremely pleased to announce this transaction," noted Joseph H. Giaquinto, President and Chairman of the Board of SFS. "This merger completes a shareholder enhancement effort we began several years ago. Further, this combination will allow us to better serve our customers with enhanced products and services to be provided by Hudson River Bank & Trust Company. We are pleased that Hudson River shares our commitment to community involvement and quality customer service."

      SFS has four branch offices serving Schenectady and Saratoga counties, New York. At March 31, 1999, SFS had $149.1 million of deposits, $176.1 million in total assets, and $23.8 million in stockholders' equity.

     Headquartered in Hudson, NY, Hudson provides full-service banking, as well as investment management, trust and commercial services from its headquarters and 13 branch offices located in Columbia, Rensselaer, Albany, Schenectady and Dutchess counties. Customers' banking needs are served 24 hours a day through an extensive ATM network system and through SEA-Talk, Hudson's automated telephone banking system. At March 31, 1999, Hudson had $591.8 million in deposits, $881.0 million in total assets, and $219.3 million in stockholders' equity. For more information on Hudson and its services, visit its web site at WWW.HUDSONRIVERBANK.COM.

     Except for historical information contained herein, the matters contained in this news release and other information in the Hudson's and SFS's SEC filings, may express "forward- looking statements" that involve risk and uncertainties, including statements that are other than statements of historical facts. Hudson and SFS wish to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Readers are advised that various factors, including but not limited to -- changes in law, regulations or generally accepted accounting principles; Hudson's and SFS's competitive position within their market areas; increasing consolidation within the banking industry; certain customers and vendors of critical systems or services failing to comply with Year 2000 programming issues; unforeseen changes in interest rates; any unforeseen downturns in the local, regional or national economies -- could cause Hudson's and SFS's actual results or circumstances for future periods to differ materially from those indicated or projected.

      Hudson and SFS do not undertake, and specifically disclaim any obligation, to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.